Exhibit 99.4

FOR IMMEDIATE RELEASE
Contact:
Manuel Villas-Boas
Espírito Santo Financial Group
+44-20-7332-4350
- or -
Bernard Compagnon
Taylor Rafferty, London
+44-20-7936-0400
- or -
James P Prout
Taylor Rafferty, New York
+1-212-889-4350

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCES THE RESULTS OF ITS INSURANCE SUBSIDIARIES FOR THE FIRST SEMESTER OF 2003

Luxembourg/Portugal – July 24, 2003 – Espírito Santo Financial Group S.A. (“ESFG”) (Euronext Lisbon and NYSE: ESF) announced today the un-audited results of its insurance subsidiaries for the first semester of 2003.

At Companhia de Seguros Tranquilidade (“Tranquilidade”) the non-life company, un-audited net profits reached 16.2 million Euros in the first semester of 2003 against a loss of 28.1 million Euros in the first semester of 2002, whilst the combined ratio declined from 111.1 per cent to 91.0 per cent in the same period. These significant improvements derive mainly from implementation, over the last eighteen months, of measures designed to improve Tranquilidade’s underwriting results and to reduce costs, which produced better than anticipated results.

Indeed, in the first semester of 2003 claims declined 5.2 per cent to 100.2 million Euros, against 105.6 million Euros in the first semester of 2002, whilst the claims ratio before reinsurance declined from 67.7 per cent to 62.6 per cent and, after reinsurance, from 77.2 per cent to 62.2 per cent in the same period.

Premiums declined 3.2 per cent, from 169.0 million Euros in June 2002, to 163.7 million Euros in June 2003 reflecting the increased selectivity in accepting risks. Total costs were reduced by 3.5 per cent, from 46.8 million Euros in June 2002 to 45.2 million Euros in June 2003, with particular emphasis in personnel costs, which declined 10.6 per cent in the same period.

- more -

Net profits at Companhia de Seguros Tranquilidade Vida (“Tranquilidade Vida”), the life company, reached 13.2 million Euros in marked contrast with a loss of 59.7 million Euros in the same period of last year. This positive result has been achieved after the full amortization of 39.5 million Euros of unrealized losses in Tranquilidade Vida’s investment portfolio, still pending from 2001.

This substantial turn around resulted from a combination of factors which include the measures undertaken to render Tranquilidade Vida’s investment portfolio less vulnerable to declines in stock exchange prices, the improvement in the performance of Portuguese and international stock exchanges and the effects of the restructuring of Tranquilidade’s insurance portfolio.

In the first semester of 2003, total premiums increased 11.2 per cent to reach 377.0 million Euros, against 338.9 million Euros in June 2002. As a consequence of the increased emphasis put on traditional products (such as private pension plans and term products) against capitalization products, premiums in private pension plans increased 19.3 per cent in the first semester of 2003, reaching 155.2 million Euros against 130.1 million Euros in June 2002. Tranquilidade Vida’s total market share is estimated to have increased from 16.7 per cent in June 2002 to 17.5 per cent in June 2003.

In the same period , claims increased 22.3 per cent at Tranquilidade Vida primarily arising from private pension plans and capitalization products. The solvency ratio improved from 66.0 per cent in June 2002 to 177.0 per cent in June 2003, reflecting the effect of the capital injection carried out in the end of 2002, combined with the considerable improvement in operational and financial results.

In the first semester of 2003, net profits at Espírito Santo Seguros (“ES Seguros”), (non-life bancassurance) reached 1.3 million Euros, corresponding to an increase of 232.6 per cent over the results in June 2002. Premiums increased 28.1 per cent in the same period to reach 23.7 million Euros.

# # #

The Espírito Santo Financial Group provides, through its subsidiaries, a global and diversified range of financial services to its clients including Commercial banking, Insurance, Merchant banking, Stock-brokerage and Asset management in Portugal and internationally.